CONSENT OF N. ERIC FIER

The undersigned hereby consents to:

(i)

the use of the written disclosure derived from the report entitled “Technical Report and Updated Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico” effective September 13, 2018 and dated November 19, 2018 (the “Report”) in the Annual Information Form for the year ended December 31, 2018 (the “AIF”) of SilverCrest Metals Inc. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2018, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission;

(ii)

the use of the written disclosure derived from the Report in the Management Discussion and Analysis for the year ended December 31, 2018 (the “MD&A”) of the Company being filed as an exhibit to the 40-F; and

(iii)	the use of my name in the AIF, MD&A and the 40-F.

/s/ N. Eric Fier
Name: N. Eric Fier, CGP, P. Eng
Title: Chief Executive Officer and Director,
SilverCrest Metals Inc.

Date: March 13, 2019